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Exhibit 12.1

THE TITAN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(AMOUNTS IN THOUSANDS)

	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,
	1998	1999	2000	2001	2002	2002	2003
Earnings:
Income (loss) from continuing operations before income taxes	$30,380	$60,541	$(24,054)	$(7,179)	$(10,288)	$14,150	$13,232
Fixed charges	17,684	25,612	43,149	45,138	46,708	11,846	11,591

Earnings	$48,064	$86,153	$19,095	$37,959	$36,420	$25,996	$24,823

Fixed charges:
Interest expense	$11,808	$18,876	$35,672	$36,669	$32,664	$8,322	$8,099
Interest factor included in rents	5,876	6,736	7,477	8,469	14,044	3,524	3,492

Fixed charges	$17,684	$25,612	$43,149	$45,138	$46,708	$11,846	$11,591

Ratio of earnings to fixed charges	2.7	3.4	0.4	0.8	0.8	2.2	2.1
Deficiency	—	—	(24,054)	(7,179)	(10,288)	—	—

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THE TITAN CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (AMOUNTS IN THOUSANDS)